NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 19, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on May 06, 2025 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The Plan of Arrangement became effective on May 6, 2025. Each Lions Gate Entertainment Corp. Class A Voting Common Share will ultimately be converted to the right to receive One and Twelve One-Hundredths Lionsgate Studios Corp. Common Shares (New) and One and Twelve One-Hundredths Starz Entertainment Corp. Common Shares (New). Each Lions Gate Entertainment Corp. Class B Non-Voting Common Share will ultimately be converted to the right to receive One Lionsgate Studios Corp. Common Share (New) and One Starz Entertainment Corp. Common Share (New). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 07, 2025.